Extraordinary General Meeting of Graphex Group Limited

Date: December 20, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

ORDINARY RESOLUTION

	For	Against
1. To approve the grant of the Specific Mandate to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Graphex Group Limited to be held December 20, 2022 For Holders as of November 17, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM Eastern Time December 9, 2022.

PROXY TABULATOR FOR
GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Graphex Group Limited

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 PM Eastern Time on December 9, 2022)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Graphex Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business November 17, 2022 at the Extraordinary General Meeting of the Shareholders of Graphex Group Limited to be held on December 20, 2022 in Hong Kong.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
GRAPHEX GROUP LIMITED
P.O. BOX 8016
CARY, NC 27512-9903